EXHIBIT 5.1

February 17, 2009

Board of Directors

The Hartford Financial Services Group, Inc.

One Hartford Plaza

Hartford, Connecticut 06155

Ladies and Gentlemen:

I have examined the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission on or about February 17, 2009 pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations promulgated thereunder, in connection with the 10,000,000 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), which are being registered under the Registration Statement and reserved for issuance under The Hartford Investment and Savings Plan (the “Plan”).

I have examined and am familiar with the Company’s Certificate of Incorporation and Bylaws, each as amended, determinations by the Board of Directors and certain of its committees with respect to the filing of this Registration Statement and the Plan.

Based on the foregoing, I am of the opinion that the shares of Common Stock which may be issued by the Company pursuant to the Plan have been duly authorized and when issued in accordance with the terms of the Plan will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Company’s Registration Statement.  In giving such consent, I do not hereby admit that I come within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Ricardo A. Anzaldua, Esq.
Senior Vice President and Corporate Secretary